SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*

                   EDGE TECHNOLOGY GROUP, INC.
-----------------------------------------------------------------
                        (Name of Issuer)


             Common Stock, par value $.01 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           279869 10 1
----------------------------------------------------------------
                         (CUSIP Number)

                        James A. Loughran
              Director, Infinity Investors Limited
              Hunkins Waterfront Plaza, Main Street
                          P.O. Box 556
                       Charlestown, Nevis
                           West Indies
                       011-44-207-355-2051
                         (from the U.S.)
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

              December 23, 2001; December 28, 2001
-----------------------------------------------------------------
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 279869 10 1       13D/A                Page 2 of 10



(1)  Name of Reporting Persons.        Infinity Investors Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             6,869,854
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        6,869,854
                              Power

(11) Aggregate Amount Beneficially Owned                6,869,854
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        41.9%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

--------------------
1. All ownership percentages identified in this Amendment No. 9 to Statement on Schedule 13D/A are based on 16,385,143 shares of common stock outstanding at August 15, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP NUMBER 279869 10 1       13D/A                Page 3 of 10




(1)  Name of Reporting Persons    PurchasePooling Investment Fund
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                    WC, OO

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                   Texas

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         0.0%
     Amount in Row (11)

(14)      Type of Reporting Person (see instructions)          PN

CUSIP NUMBER 279869 10 1       13D/A                Page 4 of 10




(1)  Name of Reporting Persons.        Catalyst Master Fund, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          Cayman Islands

     Number of Shares    (7)  Sole Voting                       0
                              Power
     Beneficially
                         (8)  Shared Voting                     0
     Owned by Each            Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
     with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         0.0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN

CUSIP NUMBER 279869 10 1       13D/A                Page 5 of 10




Introductory Statement

This Schedule 13D Amendment No. 9 hereby amends and restates the
Schedule 13D, as previously amended ("Schedule 13D"), filed jointly by Infinity Emerging Holdings Subsidiary Limited ("IEHSL"), Glacier Capital Limited ("Glacier"), PurchasePooling Investment Fund ("PurchasePooling"), Summit Capital Limited ("Summit") and Catalyst Master Fund, L.P. ("Catalyst") with respect to the securities of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. As noted in Amendment No. 4 to this Schedule 13D, Infinity Investors Limited ("Infinity") sold all of its securities of the Issuer as of November 3, 2000 and ceased being a reporting person as of such date. However, the purchaser defaulted on the payment of the purchase price and Infinity has resumed being a reporting person on this filing. Defined terms used but not defined herein shall have the meaning as previously set forth in Schedule 13D.

ITEM 1.   Security and Issuer.
          -------------------

     This statement relates to the ownership of common stock, $.01 par value (the "Common Stock"), of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6611Hillcrest Rd., No. 223, Dallas, Texas 75205.

ITEM 2.   Identity and Background.
          -----------------------

    (a)        Pursuant to Rule 13d-1(a) of
               Regulation 13D of the General Rules and
               Regulations Promulgated under the Securities
               Exchange Act of 1934, as amended (the "Act"), this statement is being filed by Infinity Investors Limited ("Infinity"), PurchasePooling, and Catalyst (collectively, the "Reporting Persons"). Additionally, pursuant to Instruction C to
               Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): James A. Loughran ("Loughran") and James E. Martin ("Martin"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Exhibit A an agreement in writing that this statement is filed on behalf of each of them.

(b) and (c)    Infinity is a Nevis, West Indies Corporation and
               its principal address, which also serves as its principal office, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis,
               West Indies.

               PurchasePooling Fund is a Texas joint venture, and its principal address, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201. PurchasePooling is no longer a beneficial owner of the Issuer's shares.

               Catalyst is a Cayman Islands exempted limited partnership and its principal address, which also serves as its principal office, is c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. Catalyst is no longer a beneficial owner of the Issuer's shares.

CUSIP NUMBER 279869 10 1       13D/A                Page 6 of 10





               The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

               The names, business addresses, principal occupations or employments and citizenships of each officer and director of Infinity are set forth on attached Schedule A, which is incorporated herein by reference.

(d) and (e)    During the last five (5) years, no Item 2 Person
               has been convicted in any criminal proceeding
               (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)        Loughran is a citizen of Ireland.
               Martin is a citizen of Great Britain.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Infinity originally sold 6,869,854 shares of common stock (the "Shares") of Edge Technology Group, Inc. (the "Issuer") to Global Technology Value Partners Limited ("Global") pursuant to a letter agreement dated as of October 23, 2000 (the "Letter Agreement"), which transaction was reported in a prior amendment to Schedule 13D. The aggregate purchase price for the Shares was $5,500,000, or approximately $0.80 per share (the "Purchase Price"). Global's obligation to pay the purchase price was secured by a pledge of the shares of Common Stock granted pursuant a Pledge Agreement, dated as of October 23, 2000, between Infinity and Global.

     The Purchase Price was not paid when due, and effective
December 23, 2001, Infinity exercised its rights under the Pledge
Agreement and reacquired the shares.

ITEM 4.   Purpose of Transaction.

     The Reporting Persons acquired beneficial ownership of the Securities for the purpose of investment. The Reporting Persons intend to continuously review their investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by them, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition

CUSIP NUMBER 279869 10 1       13D/A                Page 7 of 10





of control of the Issuer by any person; (h) any other action similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) and (b)    Infinity shares the power to vote or to direct the
               vote and to dispose or to direct the disposition of the Securities beneficially owned by Infinity
               (the "Infinity Securities") with its directors, Loughran and Martin. As such, Loughran and Martin may be deemed to be beneficial owners of the Infinity Securities pursuant to Rule 13d-3 of the Act.

               Each of the Controlling Persons expressly disclaims beneficial ownership thereof.

     (c)       Effective December 23, 2001, Infinity
               exercised its rights under a pledge agreement and acquired the shares previously held by Global.

     (d)       Not applicable.

     (e) IEHSL, Catalyst and PurchasePooling have ceased to be the beneficial owner of more than five percent of the Common Stock. Due to corporate restructuring, Glacier and Summit are filing separately.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

          None.

ITEM 7.   Material to be Filed as Exhibits.

EXHIBIT NO.         TITLE OF EXHIBIT
----------     --------------------------------

    A          Agreement regarding filing of
                 Schedule 13D.










                    (Signature Page Follows)

CUSIP NUMBER 279869 10 1       13D/A                Page 8 of 10



     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  December 28, 2001.

                         INFINITY INVESTORS LIMITED


                         By:   /s/  JAMES E. MARTIN
                            ------------------------------
                              James E. Martin, Director


                         INFINITY EMERGING HOLDINGS SUBSIDIARY
                         LIMITED
                         By:   Dungate Limited, its Director


                            By:  /s/  JAMES E. MARTIN
                               ---------------------------
                               James E. Martin, Director


                         PURCHASEPOOLING INVESTMENT FUND
                         By: HW Capital, L.P., its manager
                             By: HW Capital GP, L.L.C., its
                                   general partner


                               By:  /s/  J. KEITH BENEDICT
                                  ----------------------------
                                   J. Keith Benedict, Vice
                                     President



                         CATALYST MASTER FUND, L.P.
                         By:  Catalyst GP Ltd., its general
                         partner


                            By:  /s/  J. KEITH BENEDICT
                               ----------------------------
                               J. Keith Benedict, Vice
                                   President




   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NUMBER 279869 10 1       13D/A                Page 9 of 10



                           SCHEDULE A
                           ----------



     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited.



 Name and Citizenship                        Present Principal      Position
          or                                   Occupation or          with
 Place of Organization        Business          Employment      Reporting Person
-----------------------  -----------------  ------------------  ----------------
   James A. Loughran     38 Hertford Street       Lawyer            Director
        (Irish)           London, England
                              W1Y 7TG

    James E. Martin      37 Shephard Street     Accountant          Director
       (British)          London, England
                              W1Y 7LH

  Margareta  Hedstrom    38 Hertford Street                       President and
       (Swedish)          Longon, England                             Treasurer
                              W1Y 7TG

     Cofides S.A.        38 Hertford Street  Financial Services   Vice President
 (Nevis, West Indies)     London, England
                              W1Y 7TG


      SECORP Ltd.        38 Hertford Street  Financial Services      Secretary
 (Nevis, West Indies)     London, England
                              W1Y 7TG

CUSIP NUMBER 279869 10 1       13D/A               Page 10 of 10



                            EXHIBIT A

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D (including amendment thereto) with respect to the Common Stock of Edge Technology Group, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 28th day of December, 2001.


                         INFINITY INVESTORS LIMITED


                         By:  /s/  JAMES E. MARTIN
                            -------------------------------
                              James E. Martin, Director



                         INFINITY EMERGING HOLDINGS SUBSIDIARY
                         LIMITED
                         By: Dungate Limited, its Director


                            By:  /s/  JAMES E. MARTIN
                               ----------------------------
                               James E. Martin, Director


                         PURCHASEPOOLING INVESTMENT FUND
                         By: HW Capital, L.P., its manager
                             By:  HW Capital GP, L.L.C., its
                                   general partner


                               By:  /s/  J. KEITH BENEDICT
                                  ----------------------------
                                  J. Keith Benedict, Vice
                                      President


                         CATALYST MASTER FUND, L.P.
                         By:  Catalyst GP Ltd., its general
                                  partner


                            By:  /s/  J. KEITH BENEDICT
                               ----------------------------
                               J. Keith Benedict, Vice
                                   President